                                                             EXHIBIT (a)(1)(i)



                           OFFER TO PURCHASE FOR CASH
                      LIMITED PARTNERSHIP DEPOSITARY UNITS
                                       OF
                       AETNA REAL ESTATE ASSOCIATES, L.P.
                                       AT
                             $6.50 NET CASH PER UNIT
                                       BY
                               OAK INVESTORS, LLC

            --------------------------------------------------------
             THE OFFER, WITHDRAWAL RIGHTS AND PRORATION PERIOD WILL
                   EXPIRE AT 12:00 MIDNIGHT, EASTERN TIME, ON
                  March 26, 2001, UNLESS THE OFFER IS EXTENDED.
            --------------------------------------------------------

         Oak Investors, LLC, a Delaware limited liability company (the "Purchaser" or "Oak"), hereby offers to purchase up to 340,000 Limited Partnership Depositary Units including any rights attributable to claims, damages, recoveries, including recoveries from any class action lawsuits, and causes of action accruing to the ownership of such Limited Partnership Depositary Units (collectively, "Units") in Aetna Real Estate Associates, L.P., a Delaware limited partnership (the "Partnership"), at a purchase price of $6.50 net cash per Unit, without interest, and less the amount of any cash distributions declared or paid, including any return of capital made in cash with respect to the Units after January 1, 2001 (the "Purchase Price"), upon the terms and subject to the conditions set forth in this Offer to Purchase (the "Offer to Purchase") and in the related Agreement of Sale, as each may be supplemented or amended from time to time (which together constitute the "Offer"). The 340,000 Units sought to be purchased pursuant to the Offer represent, to the best knowledge of the Purchaser, approximately 2.7% of the Units outstanding as of the date of the Offer.

         THE OFFER TO PURCHASE IS NOT CONDITIONED UPON THE VALID TENDER OF ANY MINIMUM NUMBER OF UNITS. IF MORE THAN 340,000 UNITS ARE VALIDLY TENDERED AND NOT WITHDRAWN, THE PURCHASER WILL ACCEPT FOR PURCHASE UP TO 340,000 OF THE TENDERED UNITS, ON A PRO RATA BASIS, SUBJECT TO THE TERMS AND CONDITIONS HEREIN, SEE "TENDER OFFER--SECTION 13. CERTAIN CONDITIONS OF THE OFFER."

         A HOLDER OF UNITS ("UNIT HOLDER") MAY TENDER ANY OR ALL UNITS OWNED BY SUCH UNIT HOLDER.

           FOR MORE INFORMATION OR FOR FURTHER ASSISTANCE PLEASE CALL:

                               Arlen Capital, LLC
                                 1-800-891-4105
                                                               February 12, 2001

                               SUMMARY OF THE OFFER

         THE FOLLOWING IS A SUMMARY OF CERTAIN INFORMATION CONTAINED ELSEWHERE IN THE OFFER TO PURCHASE AND AGREEMENT OF SALE. REFERENCE IS MADE TO, AND THIS SUMMARY IS QUALIFIED IN ITS ENTIRETY BY, THE MORE DETAILED INFORMATION CONTAINED ELSEWHERE IN THE OFFER TO PURCHASE AND AGREEMENT OF SALE. UNIT HOLDERS ARE URGED TO READ THE OFFER TO PURCHASE AND AGREEMENT OF SALE IN THEIR ENTIRETY BEFORE TENDERING THEIR UNITS.

         - The Purchaser, Oak Investors, LLC, a Delaware limited liability company, is offering to buy your Units. (See Section 11 - Certain Information Concerning the Purchaser and Schedule 1 in the Offer to Purchase.)

         - The Purchaser is offering to buy up to 340,000 Units. (See the Introduction Section and Section 1 - Terms of the Offer in the Offer to Purchase.)

         - The Purchaser is offering to pay $6.50 in cash for each Unit tendered to it. (See the Introduction Section in the Offer to Purchase.)

         - The Purchaser is borrowing the money (up to $2,210,000) to pay for the Units from Credit Suisse First Boston Mortgage Capital, LLC. (See Section 12 - Source of Funds in the Offer to Purchase.)

         - You have until March 26, 2001 to decide whether or not to tender your Units, unless the Offer is extended. (See the Introduction Section and Section 1 - Terms of the Offer in the Offer to Purchase.)

         - The Offer can be extended at any time, and from time to time, by the Purchaser. (See Section 5 - Extension of Tender Period; Termination; Amendment in the Offer to Purchase.)

         - If the Offer is extended, the Purchaser will make a public announcement by press release and by the filing of an amendment to the tender offer filing with the Securities and Exchange Commission ("Commission"). (See
Section 5 - Extension of Tender Period; Termination; Amendment in the Offer to Purchase.)

         - The Offer is subject to certain conditions, some of which are:

         - That the Units tendered to Purchaser will be transferred to Purchaser.

         - All consents, authorizations, orders and approvals, etc. are obtained.

(See Section 13 - Certain Conditions of the Offer in the Offer to Purchase.)

         - Units can be tendered by completing and signing the (i) Agreement of Sale and (ii) Depositary Receipt For Certificate of Limited Partnership Interests ("Certificate") which you have in your, or is in your broker's, possession. ALL OF THE SIGNATURES ON THE (i) AGREEMENT OF SALE AND (ii) CERTIFICATE MUST BE

MEDALLION GUARANTEED and sent to the Purchaser so that the Purchaser receives them before March 26, 2001, unless that date is extended. (See Introduction Section and Section 3 - Procedure for Tendering Units.)

         - Tendered Units can be withdrawn on or before March 26, 2001, unless the Offer is extended, and then until the new Expiration Date. Unless previously accepted for payment, tenders may be withdrawn any time after April 13, 2001. (See Section 4 - Withdrawal Rights in the Offer to Purchase.)

         - Units not tendered will continue to have the same ownership percentage and rights in the Partnership. (See Section 7 - Purpose and Effects of the Offer.)

         - The Units are not traded on an established public market. The Units may be listed on a Matching Service. The Partnership disclosed that as of September 30, 2000 the Units had a net asset value of $14.28.

         - QUESTIONS OR REQUESTS FOR ASSISTANCE OR ADDITIONAL COPIES OF THIS OFFER TO PURCHASE OR THE AGREEMENT OF SALE MAY BE DIRECTED TO ARLEN CAPITAL, LLC (THE "DEPOSITARY") BY CALLING THE TOLL-FREE INFORMATION LINE:
1-800-891-4105.

             ------------------------------------------------------

         Any Unit Holder desiring to tender any or all of the Unit Holder' s Units should complete and sign the Agreement of Sale and Certificate in accordance with the instructions in the Agreement of Sale and mail or deliver a fully executed original of the Agreement of Sale and Certificate along with any other required documents to the Purchaser at the address set forth on the back cover of this Offer to Purchase, or request the Unit Holder's broker, dealer, commercial bank, credit union, trust company or other nominee to effect the transaction on their behalf.

         NO PERSON HAS BEEN AUTHORIZED TO MAKE ANY RECOMMENDATION OR ANY REPRESENTATION ON BEHALF OF THE PURCHASER OR TO PROVIDE ANY INFORMATION OTHER THAN AS CONTAINED HEREIN OR IN THE AGREEMENT OF SALE. NO SUCH RECOMMENDATION, INFORMATION OR REPRESENTATION MAY BE RELIED UPON AS HAVING BEEN AUTHORIZED.

                                                   TABLE OF CONTENTS

INTRODUCTION...........................................................................................................1

OFFER TO PURCHASE......................................................................................................5

Section 1.  Terms of the Offer.........................................................................................5

Section 2.  Proration; Acceptance for Payment and Payment for Units....................................................5

Section 3.  Procedures for Tendering Units.............................................................................7
                    Valid Tender.......................................................................................7
                    Backup Federal Income Tax Withholding..............................................................7
                    Tenders by Beneficial Holders......................................................................7
                    Signature Guarantees...............................................................................7
                    Appraisal Rights...................................................................................8
                    Other Requirements.................................................................................8
                    Determination of Validity; Rejection of Units; Waiver of Defects; No Obligation to
                        Give Notice of Defects.........................................................................8

Section 4.  Withdrawal Rights..........................................................................................9

Section 5.  Extension of Tender Period; Termination; Amendment.........................................................9

Section 6.  Certain Tax Consequences..................................................................................10
                    Consequences to Tendering Unit Holder.............................................................10
                    Consequences to a Non-Tendering Unit Holder.......................................................12

Section 7.  Purpose and Effects of the Offer..........................................................................12
                    Purpose of the Offer..............................................................................12
                    Certain Restrictions on Transfer of Units.........................................................13
                    Effect on Trading Market and Price Range of the Units.............................................13

Section 8.  Future Plans..............................................................................................14

Section 9.  Past Contacts and Negotiations With General Partner.......................................................14

Section 10. Certain Information Concerning the Business of the Partnership and Related Matters........................16
                    Business..........................................................................................16
                    Distributions.....................................................................................16
                    Selected Financial Information....................................................................17
                    Litigation........................................................................................18



                                                          -i-




Section 11. Certain Information Concerning the Purchaser..............................................................19

Section 12.  Source of Funds..........................................................................................20

Section 13.  Certain Conditions of the Offer..........................................................................20

Section 14.  Certain Legal Matters and Required Regulatory Approvals..................................................22
                    General...........................................................................................22
                    Antitrust.........................................................................................22
                    State Takeover Laws...............................................................................23

Section 15.  Fees and Expenses........................................................................................23

Section 16.  Miscellaneous............................................................................................23

SCHEDULE 1.........................................................................................................S-1-1

SCHEDULE 2.........................................................................................................S-2-1


To the Holders of Limited Partnership Depositary Units of Aetna Real Estate Associates, L.P.

                                  INTRODUCTION

         Oak Investors, LLC, a Delaware limited liability company (the "Purchaser" or "Oak"), hereby offers to purchase up to 340,000 Limited Partnership Depositary Units including any rights attributable to claims, damages, recoveries, including recoveries from any class action lawsuits, and causes of action accruing to the ownership of such Limited Partnership Depositary Units (collectively, "Units") of Aetna Real Estate Associates, L.P., a Delaware limited partnership (the "Partnership"), 242 Trumbull Street, Hartford, Connecticut 06103, Telephone No. (860) 275-2178, at a purchase price of $6.50 net cash per Unit, without interest, less the amount of any cash distributions declared or paid, including any cash return of capital, if any, (collectively hereinafter referred to as "Distributions") made or declared with respect to the Units after January 1, 2001 (the "Purchase Price"), upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Agreement of Sale (which together constitute the "Offer"). The 340,000 Units sought to be purchased pursuant to the Offer represent, to the best knowledge of the Purchaser, approximately 2.7% of the Units outstanding as of the date of the Offer.

                                RISK FACTORS

In considering the Offer, we encourage you to consider the following risk factors:

- Holders of Units ("Unit Holders") who tender their Units will be giving up the opportunity to participate in any future potential benefits represented by ownership of Units, including, for example, the right to participate in any future distributions of cash or property, whether from operations, the proceeds of a sale of the Partnership's assets or in connection with any future liquidation of the Partnership. However, there is no guarantee of future results of the Partnership and investment in the Partnership.

- Although the Purchaser cannot predict the future value of the Partnership's assets on a per Unit basis, the Purchase Price could differ significantly from the net proceeds that would be recognized on a per Unit basis from the sale of the Partnership's assets or that may be realized upon a future liquidation of the Partnership.

- The tax consequences of the Offer to a particular Unit Holder may be different from those of other Unit Holders and we urge you to consult your own tax advisors in connection with the Offer.

- The Partnership in a Quarterly Report on Form 10-Q dated November 14, 2000 (the "3rd Quarter 10-Q") and filed on the same date with the Commission stated:

                  "The Net Asset Value of each of the Partnership's Units, based upon quarterly independent appraisals, decreased to $14.28 at September 30, 2000 from $18.21 at September 30, 1999. The decrease in Net Asset Value per Unit is primarily attributable to the distributions of sales proceeds and cash reserves of $5.23 per Unit and a decrease in the appraised value of Village

                  Square, partially offset by a significant increase in the appraised value of Summit Village Apartments. The value of Village Square was reduced as a result of lower rental rate growth assumptions and a higher vacancy projection combined with an increase in forecasted capital expenditures. The increase in the appraised value of the Summit Village Apartments is a result of an increase in projected market rents."

-        The Purchaser is making the Offer with a view towards making a profit.
         Accordingly, there may be a conflict between the desire of the Purchaser to acquire the Units at a low price and the desire of the Unit Holders to sell the Units at a high price. No independent person has been retained to evaluate or render any opinion with respect to the fairness of the $6.50 Purchase Price and no representation is made as to such fairness. Other measures of value may be relevant to a Unit Holder and all Unit Holders are urged to carefully consider all of the information contained in the Offer to Purchase and Agreement of Sale and to consult with their own advisors (tax, financial or otherwise) in evaluating the terms of the Offer before deciding whether to tender their Units.

- The Purchaser is not using an independent Depositary to process the Offer, but is using its Manager, Arlen Capital, LLC ("Arlen") as such. There is, therefore, a conflict of interest between Arlen's duties as Depositary and Arlen's duties as the Manager of the Purchaser. Arlen has committed that it will, if faced with any such conflict, act in the best interests of the selling Unit Holders. Arlen will also have possession of the selling Unit Holders' Agreements of Sale, which it has agreed to hold for the benefit of the selling Unit Holders until the sale of Units represented by such Agreements of Sale has been completed.

-        The Purchase Price may be lower than the market value of the Units.
         According to the General Partner, there is no established public trading market for the Units; "market value" may therefore be difficult to ascertain. If someone were able to establish a market value for the Units, the Purchase Price may be below that value. In addition, upon tendering Units, Unit Holders may be required to pay fees and commissions (E.G., fees or commissions imposed by brokers, custodians, IRA trustees, other record holders of the Units) which will not be reimbursed by the Purchaser. The Purchaser does not know the amount or scope of these individual transaction costs. The amount and type of such fees, if any, will vary depending upon the particular circumstances of each Unit Holder.

- The most recent reported trading activity in the Units occurred from October 1, 2000 to November 30, 2000. The average weighted price for Units reported in the limited and sporadic secondary market during that two-month period was $11.06 encompassing 33,176 Units (as reported by Partnership Spectrum, a third party publication). Such secondary market selling prices, however, do not take into account commissions charged by secondary market makers effectuating such sales which the Purchaser believes, based on a typical ten Unit sales transaction, range from 5% to 8% of the sales proceeds, nor do they reflect the cash distributions the Partnership has made in respect of the Units since such reported trading activity.

Unit Holders may no longer wish to continue with their investment in the Partnership and might consider accepting the Offer for one or more of the following reasons:

- There is no established public trading market for the Units. The Partnership's Units may be listed on certain matching services (the "Matching Programs") currently maintained by various broker-dealers. These Matching Programs are computerized listing systems that put individuals who wish to sell listed securities in contact with persons who wish to buy such securities. Neither the broker-dealers nor the General Partners are required to list the Partnership's Units on the Matching Program. There can be no assurance that any Units listed on the Matching Program will be sold. (See the Partnership's 3rd Quarter 10-Q). Unit Holders who desire resale liquidity may wish to consider the Offer. The Offer affords a significant number of Unit Holders with an opportunity to dispose of their Units for cash, which otherwise might not be available to them. The Purchase Price is not intended to represent either the fair market value of a Unit or the Partnership's assets on a per Unit basis.

- The Offer may be attractive to certain Unit Holders who wish in the future to avoid the continued additional expense, delay and complication in filing income tax returns which result from the ownership of the Units.

- The Offer provides Unit Holders with the opportunity to liquidate their Units and to reinvest the proceeds in other investments should they desire to do so.

- The Offer will provide Unit Holders with an immediate opportunity to liquidate their investment in the Partnership without the usual transaction costs associated with secondary market sales.

     If you wish to sell some or all of your Units now, please read carefully the Offer to Purchase and the Agreement of Sale. All you need to do is (1) sign your Depositary Receipt For Certificate of Limited Partnership Interests ("Certificate") which you or your broker should have possession of, (2) have the signature on the Certificate Medallion Guaranteed, (3) complete the Agreement of Sale in accordance with the instructions provided therein, (4) have your signature on the Agreement of Sale Medallion Guaranteed, and (5) return both the Certificate and the Agreement of Sale to the Purchaser in the pre-addressed return envelope. If you desire to accept this Offer, please carefully follow the instructions on the Agreement of Sale. Errors will delay and possibly prevent acceptance of your tender of the Units.

     If, prior to the Expiration Date, the Purchaser increases the consideration offered to Unit Holders pursuant to the Offer, such increased consideration will be paid with respect to all Units that are purchased pursuant to the Offer, whether or not such Units were tendered prior to such increase in consideration.

     The Offer is being made by the Purchaser as a speculative investment based upon the belief that the Units represent an attractive investment at the price offered based upon, in part, the expected liquidation of the Partnership's assets. The purpose of the Offer is to allow the Purchaser to benefit from any one combination of the following: (i) any cash distributions from Partnership operations in the ordinary course of business; (ii) distributions, if any, of net proceeds from the liquidation of any properties after the Partnership has satisfied its liabilities; (iii) any cash from any redemption of the Units by the Partnership; and (iv) sale of the Units.

     The Offer is not conditioned upon the valid tender of any minimum number of the Units. If more than 340,000 Units, are validly tendered and not withdrawn, the Purchaser will accept up to 340,000 of the tendered

Units for purchase on a pro rata basis, subject to the terms and conditions herein. See "Tender Offer--Section 13. Certain Conditions of the Offer." The Purchaser expressly reserves the right to terminate the Offer at anytime and to waive any or all of the conditions of the Offer, although the Purchaser does not presently intend to waive any such conditions.

     The Partnership is subject to the information and reporting requirements of the Securities Exchange Act of 1934, as amended ("Exchange Act"), and in accordance therewith is required to file reports and other information with the Commission relating to its business, financial condition and other matters. Such reports and other information are available on the Commission's Electronic Data Gathering and Retrieval System (EDGAR), at its Internet website at www.sec.gov.com and may be inspected at the public reference facilities maintained by the Commission at room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and is available for inspection and copying at the regional offices of the Commission located in Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and at 7 World Trade Center, 13th Floor, New York, New York 10048. Copies of such material can also be obtained from the Public Reference Room of the Commission in Washington, D.C. at prescribed rates.

     The Purchaser has filed with the Commission a Tender Offer Statement on Schedule TO (including exhibits) pursuant to Rule 14d-3 of the General Rules and Regulations under the Exchange Act, which provides certain additional information with respect to the Offer. Such Statements and any amendments thereto, including exhibits, may be inspected and copies may be obtained from the Commission in the manner specified above.

     According to publicly available information, there were 12,724,547 Units issued and outstanding at September 30, 2000, held by approximately 17,000 Unit Holders. The Purchaser currently owns 836,486 Units which is approximately 6.6% of the outstanding Units.

     Information contained in this Offer to Purchase which relates to, or represents statements made by the Partnership or the General Partner, has been derived from information provided in reports and other information filed with the Commission by the Partnership and General Partner.

     Unit Holders are urged to read this Offer to Purchase and the accompanying Agreement of Sale carefully before deciding whether to tender their Units.

                                OFFER TO PURCHASE

     SECTION 1. TERMS OF THE OFFER. Upon the terms and subject to the conditions of the Offer, the Purchaser will accept for payment and pay for up to 340,000 Units that are validly tendered on or prior to the Expiration Date and not withdrawn in accordance with Section 4 of this Offer to Purchase. The term "Expiration Date" shall mean 12:00 midnight, Eastern Time, on March 26, 2001, unless and until the Purchaser shall have extended the period of time for which the Offer is open, in which event the term "Expiration Date" shall mean the latest date on which the Offer, as so extended by the Purchaser shall expire.

     Subject to any approval rights of the General Partner under the terms of the Partnership Agreement, the Purchaser reserves the right to transfer or assign, (in whole or in part from time to time), to one or more of the Purchaser's affiliates, the right to purchase all or any portion of the Units tendered pursuant to the Offer. Any such transfer or assignment will not relieve the Purchaser of its obligations under the Offer or prejudice the rights of tendering Unit Holders to receive payment for Units validly tendered and accepted for payment pursuant to the Offer.

     The Offer is conditioned on satisfaction of certain conditions. See "Tender Offer--Section 13. Certain Conditions of the Offer," which sets forth in full the conditions of the Offer. The Purchaser reserves the right (but shall not be obligated) to waive any or all of such conditions. If any or all of such conditions have not been satisfied or waived by the Expiration Date, the Purchaser reserves the right (but shall not be obligated) to (i) decline to purchase any of the Units tendered, (ii) terminate the Offer and return all tendered Units to tendering Unit Holders, (iii) waive all the unsatisfied conditions and, subject to complying with applicable rules and regulations of the Commission, purchase all Units validly tendered, (iv) extend the Offer and, subject to the right of Unit Holders to withdraw Units until the Expiration Date, retain the Units that have been tendered during the period or periods for which the Offer is extended or (v) to otherwise amend the Offer.

     The Offer to Purchase and the related Agreement of Sale will be mailed at the Purchaser's expense to Unit Holders or beneficial owners of Units (in case of Individual Retirement Accounts (IRA) and qualified plans) who request such documents.

     SECTION 2. PRORATION; ACCEPTANCE FOR PAYMENT AND PAYMENT FOR UNITS. If not more than 340,000 Units are validly tendered and not properly withdrawn prior to the Expiration Date the Purchaser, upon the terms and subject to the conditions of the Offer, will accept for payment all such Units so tendered.

     If more than 340,000 Units are validly tendered and not properly withdrawn on or prior to the Expiration Date, the Purchaser, upon the terms and subject to the conditions of the Offer, will accept for payment 340,000 Units so tendered, on a pro rata basis with appropriate adjustments to avoid tenders of fractional Units and purchases that would violate transfer restrictions contained in the Partnership's Revised Limited Partnership Agreement ("Partnership Agreement").

     In the event that proration is required, because of the difficulty of immediately determining the precise number of Units to be accepted, the Purchaser will announce the final results of proration as soon as practicable, but in no event later than five to ten business days following the Expiration Date. Subject to the Purchaser's obligations under Rule 14e-1(c) under the Exchange Act to pay Unit Holders the Purchase Price in respect of

Units tendered or to return those Units promptly after termination or withdrawal of the Offer, the Purchaser will not pay for any Units tendered until after the final proration results have been determined.

     Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any extension or amendment), the Purchaser will accept for payment, and will pay for, Units validly tendered and not withdrawn in accordance with Section 4 below, as promptly as practicable following the Expiration Date. Upon written notification by the Partnership that the Units purchased by the Purchaser have been approved for transfer to it or that the selling Unit Holder's address has been changed to Purchaser's address, the Purchaser will pay for the Units. In all cases, payment for Units purchased pursuant to the Offer will be made only after the Expiration Date and timely receipt by the Purchaser of a properly completed and duly executed Agreement of Sale, Certificate and any other documents required by the Agreement of Sale.

     For purposes of the Offer, the Purchaser shall be deemed to have accepted for payment (and thereby purchased) tendered Units when, as and if the Purchaser gives oral or written notice to the Depositary of the Purchaser's acceptance for payment of such Units pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Units purchased pursuant to the Offer will in all cases be made by the deposit of the Purchase Price with the Depositary who will act as agent for the purpose of receiving payment from the Purchaser and transmitting payment to the tendering Unit Holders. Under no circumstances will interest be paid on the Purchase Price for any Unit by reason of any delay in making such payment.

     If any tendered Units are not purchased for any reason, the Agreement of Sale with respect to such Units not purchased will be of no force or effect. If, for any reason whatsoever, acceptance for payment of, or payment for, any Units tendered pursuant to the Offer is delayed, then, without prejudice to the Purchaser's rights under Section 13 (but subject to compliance with Rule 14e-1(c) under the Exchange Act), the Purchaser may retain tendered Units, subject to any limitations of applicable law, and such Units may not be withdrawn except to the extent that the tendering Unit Holders are entitled to withdrawal rights as described in Section 4.

     If, prior to the Expiration Date, the Purchaser shall increase the consideration offered to Unit Holders pursuant to the Offer, such increased consideration shall be paid for all Units accepted for payment pursuant to the Offer, whether or not such Units were tendered prior to such increase.

     The Purchaser reserves the right to transfer or assign, at any time and from time to time, in whole or in part, to one or more affiliates or direct or indirect subsidiaries of the Purchaser, the right to purchase Units tendered pursuant to the Offer, but no such transfer or assignment will relieve the Purchaser of its obligations under the Offer or prejudice the rights of tendering Unit Holders to receive payment for Units validly tendered and accepted for payment pursuant to the Offer.

     SECTION 3.  PROCEDURES FOR TENDERING UNITS.

     VALID TENDER. For Units to be validly tendered pursuant to the Offer, a properly completed and duly executed Agreement of Sale and Certificate must be received by the Purchaser at its address set forth on the back cover of this Offer to Purchase on or prior to the Expiration Date. A Unit Holder may tender any or all Units owned by such Unit Holder.

     In order for a tendering Unit Holder to participate in the Offer, Units must be validly tendered and not withdrawn prior to the Expiration Date, which is 12:00 midnight, Eastern Time, on March 26, 2001, unless extended.

     Although the Purchaser has included a pre-addressed envelope with this Offer for the convenience of Unit Holders, the method of delivery of the Agreement of Sale and Certificate is at the option and sole risk of the tendering Unit Holder, and the delivery will be deemed made only when actually received by the Purchaser. If delivery is by mail, registered mail with return receipt requested is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

     BACKUP FEDERAL INCOME TAX WITHHOLDING. To prevent the possible application of backup federal income tax withholding with respect to payment of the Purchase Price for Units purchased pursuant to the Offer, a tendering Unit Holder must verify such Unit Holder's correct taxpayer identification number or social security number, as applicable, and make certain certifications that the Unit Holder is not subject to backup federal income tax withholding.

     The Unit Holder is required to certify in the Agreement of Sale, under penalties of perjury, that (i) the tax identification number shown on the Agreement of Sale is the Unit Holder's correct taxpayer identification number; and (ii) the Unit Holder is not subject to backup withholding either because the Unit Holder has not been notified by the Internal Revenue Service (the "IRS") that the Unit Holder is subject to backup withholding as a result of failure to report all interest or dividends, or the IRS has notified the Unit Holder that the Unit Holder is no longer subject to backup withholding.

     The Unit Holder is also required to certify in the Agreement of Sale, under penalties of perjury, that the Unit Holder, if an individual, is not a nonresident alien for purposes of U.S. income taxation, and if not an individual, is not a foreign corporation, foreign partnership, foreign trust, or foreign estate (as those terms are defined in the Internal Revenue Code and Income Tax Regulations). The Unit Holder understands that this certification may be disclosed to the IRS by the Purchaser and that any false statements contained herein could be punished by fine, imprisonment, or both.

     TENDERS BY BENEFICIAL HOLDERS. Tenders of Units made by beneficial holders of Units will be deemed an instruction to brokers, dealers, commercial banks, trust companies, custodian and similar persons or entities whose names, or the names of whose nominees, appear as the registered owner of such Units, to tender such Units on behalf of such beneficial holder. A tender of Units can only be made by the registered owner of such Units.

     SIGNATURE GUARANTEES. The signature(s) on the (i) Agreement of Sale and
(ii) the Certificate must be Medallion Guaranteed by a commercial bank, savings bank, credit union, savings and loan association or trust company having an office, branch or agency in the United States, a brokerage firm that is a member firm of a registered national securities exchange or a member of the National Association of Securities Dealers, Inc., as provided in the Agreement of Sale.

     APPRAISAL RIGHTS. Unit Holders will not have any appraisal or dissenter's rights with respect to or in connection with the Offer.

     OTHER REQUIREMENTS. By executing and delivering the Agreement of Sale, a tendering Unit Holder irrevocably appoints the Purchaser and/or designees of the Purchaser and each of them as such Unit Holder's proxies, with full power of substitution, in the manner set forth in this Agreement of Sale.

     By executing and delivering the Agreement of Sale, a tendering Unit Holder also irrevocably assigns to the Purchaser and its assignees, all of the right, title and interest, free and clear of all liens and encumbrances of any kind, such Units in the Partnership tendered and purchased pursuant to the Offer, including, without limitation, such Unit Holder's right, title and interest in and to any and all Distributions made by the Partnership after January 1, 2001 in respect of the Units tendered by such Unit Holder and accepted for payment by the Purchaser, regardless of the fact that the record date for any such Distribution may be a date prior to January 1, 2001. The Purchaser will seek to be admitted to the Partnership as an assignee and/or a substitute limited partner upon consummation of the purchase of Unit Holder's Units pursuant to the Offer and it is the intention of the Unit Holder that upon consummation of the purchase of Unit Holder's Units pursuant to the Offer that the Purchaser succeed to the Unit Holder's interest as an assignee and/or a substitute limited partner of the Partnership in such Unit Holder's place.

     By executing an Agreement of Sale as set forth above, a tendering Unit Holder also agrees that notwithstanding any provisions of the Partnership's Partnership Agreement which provide that any transfer is not effective until a date subsequent to the date of any transfer of Units under the Offer, the Purchase Price shall be reduced by any Distributions with respect to the Units after January 1, 2001.

     DETERMINATION OF VALIDITY; REJECTION OF UNITS; WAIVER OF DEFECTS; NO OBLIGATION TO GIVE NOTICE OF DEFECTS. All questions as to the form of documents and validity, eligibility (including time of receipt) and acceptance for payment of any tender of Units will be determined by the Purchaser, in its sole discretion, which determination will be final and binding on all parties. The Purchaser reserves the absolute right to reject any or all tenders determined by it not to be in proper form or the acceptance of or payment for which may, in the opinion of the Purchaser or Purchaser's counsel, be unlawful. The Purchaser also reserves the absolute right to waive any of the conditions of the Offer or any defect or irregularity in any tender of Units of any particular Unit Holder whether or not similar defects or irregularities are waived in the case of other Unit Holders.

     The Purchaser's interpretation of the terms and conditions of the Offer (including the Agreement of Sale and the instructions thereto) will be final and binding. No tender of Units will be deemed to have been validly made until all defects and irregularities with respect to such tender have been cured or waived. Neither the Purchaser nor any of its affiliates or assigns, if any, or any other person will be under any duty to give any notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification.

     The Purchaser's acceptance for payment of Units tendered pursuant to any of the procedures described above will constitute a binding agreement between the tendering Unit Holder and the Purchaser upon the terms and subject to the conditions of the Offer.

     SECTION 4. WITHDRAWAL RIGHTS. Except as otherwise provided in this Section 4, tenders of Units made pursuant to the Offer are irrevocable. Units tendered pursuant to the Offer may be withdrawn at any time on or prior to the Expiration Date and, unless previously accepted for payment as provided herein, may also be withdrawn at any time after April 13, 2001 (or such later date as may apply in case the Offer is extended).

     If, for any reason whatsoever, acceptance for payment of any Units tendered pursuant to the Offer is delayed, or the Purchaser is unable to accept for payment or pay for Units tendered pursuant to the Offer, then, without prejudice to the Purchaser's rights set forth herein, the Purchaser may retain tendered Units and such Units may not be withdrawn, except to the extent that the tendering Unit Holder is entitled to and duly exercises withdrawal rights as described in this Section 4. Any such delay will be by an extension of the Offer to the extent required by law.

     In order for a withdrawal to be effective, a written notice of withdrawal must be timely received by the Depositary at its address set forth on the last page of this Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Units to be withdrawn, with the signature of such person Medallion Guaranteed in the same manner as the signature in the Agreement of Sale, the number of Units to be withdrawn, and (if the Agreement of Sale has been delivered) the name of the Unit Holder as set forth in the Agreement of Sale. Withdrawals of Units may not be rescinded. Any Units properly withdrawn will be deemed not validly tendered for purposes of the Offer, but may be retendered at any subsequent time prior to the Expiration Date by following any of the procedures described in Section 3.

     All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by the Purchaser, in its sole discretion, whose determination will be final and binding. Neither the Purchaser nor any of its affiliates or assigns, if any, or any other person will be under any duty to give any notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

     SECTION 5. EXTENSION OF TENDER PERIOD; TERMINATION; AMENDMENT. The Purchaser expressly reserves the right, in its sole discretion, at any time and from time to time, (i) to extend the period of time during which the Offer is open and thereby delay acceptance for payment of, and the payment for, any Units by giving oral or written notice of such extension, (ii) to terminate the Offer and not accept for payment any Units not therefore accepted for payment or paid for, by giving oral or written notice of such termination, upon the failure to satisfy any of the conditions specified in Section 13, (iii) to delay the acceptance for payment of, or payment for, any Units not heretofore accepted for payment or paid for, by giving oral or written notice of such termination or delay, and (iv) to amend the Offer in any respect (including, without limitation, by increasing or decreasing the consideration offered or the number of Units being sought in the Offer or both) by giving oral or written notice of such amendment. Any extension, termination or amendment will be followed as promptly as practicable by public announcement, the announcement in the case of an extension to be issued no later than 9:00 a.m., Eastern

Time, on the next business day after the previously scheduled Expiration Date, in accordance with the public announcement requirement of Rule 14e-1(d) under the Exchange Act.

     If the Purchaser makes a material change in the terms of the Offer or the information concerning the Offer or waives a material condition of the Offer, the Purchaser will extend the Offer to the extent required by Rules 14d-4(c) and 14d-6(d) under the Exchange Act. The minimum period during which an offer must remain open following a material change in the terms of the offer or of information concerning the offer, other than a change in price or a change in percentage of securities sought, will depend upon the facts and circumstances, including the relative materiality of the change in the terms or information. With respect to a change in price or a change in percentage of securities sought (other than an increase of not more than 2% of the securities sought), however, a minimum ten business day period is generally required to allow for adequate dissemination to security holders and for investor response. As used in this Offer, "business day" means any day other than a Saturday, Sunday or a federal holiday, and consists of the time period from 12:01 a.m. through 12:00 midnight, Eastern Time.

     SECTION 6.  CERTAIN TAX CONSEQUENCES.

     The following is a summary of certain federal income tax consequences of a sale of Units pursuant to the Offer assuming that the Partnership is a partnership for federal income tax purposes and that it is not a "publicly traded partnership" as defined in Section 7704 of the Internal Revenue Code of 1986, as amended (the "Code"). This summary is based on the Code, applicable Treasury Regulations thereunder, administrative rulings, practice and procedures and judicial authorities as of the date of the Offer. All of the foregoing are subject to change, and any such change could affect the continuing accuracy of this summary. This summary does not address all aspects of federal income taxation that may be relevant to a particular Unit Holder in light of such Unit Holder's specific circumstances, or that may be relevant to Unit Holders subject to special treatment under the federal income tax laws (for example, foreign persons, dealers in securities, banks, insurance companies and tax-exempt entities), nor does it address any aspect of state, local, foreign or other tax laws. Sales of Units pursuant to the Offer will be taxable transactions for federal income tax purposes, and may also be taxable transactions under applicable state, local, foreign and other tax laws. EACH UNIT HOLDER SHOULD CONSULT HIS OR HER TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES TO SUCH UNIT HOLDER OF SELLING UNITS PURSUANT TO THE OFFER, INCLUDING, WITHOUT LIMITATION, FEDERAL, STATE AND LOCAL TAX CONSEQUENCES.

     CONSEQUENCES TO TENDERING UNIT HOLDER. A Unit Holder will recognize gain or loss on a sale of Units pursuant to the Offer equal to the difference between
(i) the Unit Holder's "amount realized" on the sale and (ii) the Unit Holder's adjusted tax basis in the Units sold. The "amount realized" with respect to a Unit sold pursuant to the Offer will be a sum equal to the amount of cash received by the Unit Holder for the Unit plus the amount of Partnership liabilities allocable to the Unit (as determined under Code Section 752). The amount of a Unit Holder's adjusted tax basis in Units sold pursuant to the Offer will vary depending upon the Unit Holder's particular circumstances and will be affected by allocations of Partnership taxable income or loss to a Unit Holder with respect to such Units, and distributions to a Unit Holder. In this regard, tendering Unit Holders will be allocated a pro rata share of the Partnership's taxable income or loss with respect to Units sold pursuant to the Offer through the last day of the month preceding the effective date of the sale.

     Subject to Code Section 751 (discussed below), the gain or loss recognized by a Unit Holder on a sale of a Unit pursuant to the Offer generally will be treated as a capital gain or loss if the Unit was held by the Unit Holder as a capital asset. Changes to the federal income tax laws in recent years modified applicable capital gain rates and holding periods. Gain with respect to Units held for more than one year will be taxed at long-term capital gain rates not exceeding 20 percent. Gain with respect to Units held one year or less will be taxed at ordinary income rates, up to a maximum rate of 39.6 percent. To the extent of depreciation recapture of previously deducted straight-line depreciation with respect to real property, a maximum rate of 25 percent is imposed (assuming eligibility for long-term capital gain treatment). A portion of the gain realized by a Unit Holder with respect to the disposition of the Units may be subject to this maximum 25 percent rate to the extent that the gain is attributable to depreciation recapture inherent in the properties of the Partnership.

     Capital losses are deductible only to the extent of capital gains, except that non-corporate taxpayers may deduct up to $3,000 of capital losses in excess of the amount of their capital gains against ordinary income. Excess capital losses generally can be carried forward to succeeding years (a corporation's carry forward period is five years and non-corporate taxpayer can carry forward such capital losses indefinitely). In addition, corporations (but not non-corporate taxpayers) are allowed to carry back excess capital losses to the three preceding taxable years.

     A portion of Unit Holder's gain or loss on a sale of a Unit pursuant to the Offer may be treated as ordinary income or loss. Such portion will be determined by allocating a Unit Holder's amount realized for a Unit between amounts received in exchange for all or a part of the Unit Holder's interest in the Partnership attributable to "Section 751 items" and non-Section 751 items.
Section 751 items include "inventory items" and "unrealized receivables" (including depreciation recapture) as defined in Code Section 751. The difference between the portion of the Unit Holders amount realized that is allocable to Section 751 items and the portion of the Unit Holder's adjusted tax basis in the Units sold that is so allocable will be treated as ordinary income or loss. The difference between the Unit Holder's remaining amount realized and adjusted tax basis will be treated as capital gain or loss assuming the Units were held by the Unit Holder as a capital asset.

     Under Code Section 469, a non-corporate taxpayer or personal service corporation can deduct passive activity losses in any taxable year only to the extent of such person's passive activity income for such year. Closely held corporations may offset passive activity losses against passive activity income and active income, but may not offset such losses against portfolio income. If a Unit Holder is subject to these restrictions and has unused passive losses from prior years, such losses will generally become available upon a sale of Units, provided the Unit Holders sells all of his or her Units. If a Unit Holder does not sell all of his or her Units, the deductibility of such losses would continue to be subject to the passive activity loss limitation until the Unit Holder sell his or her remaining Units.

     Gain realized by a foreign Unit Holder on a sale of a Unit pursuant to the Offer will be subject to federal income tax. Under Code Section 1445 of the Code, the transferee of a partnership interest held by a foreign person is generally required to deduct and withhold a tax equal to 10% of the amount realized on the disposition. The Purchaser will withhold 10% of the amount realized by a tendering Unit Holder form the Purchase Price payable to such Unit Holder unless the Unit Holder properly completes and signs the Agreement of Sale certifying the accuracy of the Unit Holder's TIN and address, and that such Unit Holder is not a foreign person.

Amounts withheld are creditable against a foreign Unit Holder's federal income tax liability. If amounts withheld are in excess of such liability, a refund can be obtained.

     A Unit Holder who tenders Units must file an information statement with his or her federal income tax return for the year of the sale which provides the information specified in Treasury Regulation Section 1.751-1(a)(3). The selling Unit Holder must also notify the Partnership of the date of the transfer and the names, addresses and tax identification numbers of the transferors and transferees within 30 days of the date of the transfer (or, if earlier, January 15 of the following calendar year).

     CONSEQUENCES TO A NON-TENDERING UNIT HOLDER. The Purchaser anticipates that a Unit Holder who does not tender his or her Units will not realize any material federal income tax consequences as a result of the decision not to tender.

     SECTION 7.  PURPOSE AND EFFECTS OF THE OFFER.

     PURPOSE OF THE OFFER. The Purchaser is making the Offer for investment purposes only (See Section 8 -- "Future Plans" and Section 9 -- "Past Contacts and Negotiations With General Partner") with a view towards making a profit. The Purchaser's intent is to acquire the Units at a discount to the value that the Purchaser might ultimately realize from owning the Units.

     The Offer is being made by the Purchaser as a speculative investment based upon the belief that the Units represent an attractive investment at the price offered based upon, in part, the remaining assets of the Partnership. The purpose of the Offer is to allow the Purchaser to benefit from any one combination of the following: (i) any cash distributions from Partnership operations in the ordinary course of business; (ii) distributions, if any, of net proceeds from the liquidation of any properties after the Partnership has satisfied its liabilities; (iii) any cash from any redemption of the Units by the Partnership; and (iv) sale of the Units.

     The Purchaser established the Purchase Price of $6.50 per Unit based on a number of factors, including (i) the illiquid nature of the investment and (ii) the costs to the Purchaser associated with acquiring the Units ("Factors").

     The Purchase Price represents the price at which the Purchasers are willing to purchase Units. No independent person has been retained by the Purchaser to evaluate or render any opinion with respect to the fairness of the Purchase Price to the Seller's and no representation is made as to such fairness. The Purchaser urges those Unitholders that are considering tendering their Units pursuant to the Offer to first consult with their own advisors (e.g., tax, financial or otherwise) in evaluating the terms of the Offer before deciding whether or not to tender Units.

     The Purchaser is offering to purchase Units which are a relatively illiquid investment and are not offering to purchase the Partnership's underlying assets. Consequently, the Purchaser does not believe that the underlying asset value of the Partnership is solely determinative in arriving at the Purchase Price. Nevertheless, using publicly available information concerning the Partnership contained in the 1999 10-K and the 3rd Quarter 10-Q the Purchaser used an estimated asset value to derive an estimated market value for the Units solely for purposes of formulating their Offer.

     In determining the estimated value of the Units the Purchaser considered the Factors set forth above and (i) the Net Asset Value calculated by the Partnership based on the Partnership's appraisals, (ii) the estimated current net operating income in accordance with the Partnership's financial statements,
(iii) the Partnership's current assets exclusive of its properties, which amount was then reduced by (z) the Purchaser's estimate of the hypothetical costs to liquidate properties and the Partnership.

     Other measures of value may be relevant to a Unit Holder and all Unit Holders are urged to carefully consider all of the information contained in the Offer to Purchase and Agreement of Sale and to consult with their own advisors (tax, financial or otherwise) in evaluating the terms of the Offer before deciding whether to tender Units. The Offer is being made as a speculative investment by the Purchaser based on its belief that there is inherent underlying value in the assets of the Partnership.

     The General Partner disclosed in its 3rd Quarter 10-Q filed with the Commission the following information with regard to trading of Units:

         There is no established public trading market for the Units. The Registrant's Units are listed on certain matching services (the "Matching Programs") currently maintained by various broker-dealers. These Matching Programs are computerized listing systems that put individuals who wish to sell listed securities in contact with persons who wish to buy such securities. Neither the broker-dealers nor the General Partners are required to list the Registrant's Units on the Matching Program. There can be no assurance that any Units listed on the Matching Program will be sold.

     CERTAIN RESTRICTIONS ON TRANSFER OF UNITS. The Partnership Agreement restricts transfers of Units if a transfer, (a) when considered with all other transfers during the same applicable twelve month period, would cause a termination of the Partnership for federal or applicable state income tax purposes, (b) would prevent the Partnership from being taxed as a partnership for federal income tax purposes, (c) if state Blue Sky laws would be violated, and if prior required government regulatory consent was not obtained, or (d) if any transferor or transferee would hold fewer than the number of Units as established by the Partnership's General Partner or holds fractional Units.

     In determining the number of Units for which the Offer is made (representing approximately 2.7% of the outstanding Units), the Purchaser took these restrictions into account and has conditioned the Offer on not violating such restrictions. See "Tender Offer--Section 13. Certain Conditions of the Offer." The foregoing are hereafter referred to as the "Transfer Restrictions."

     EFFECT ON TRADING MARKET AND PRICE RANGE OF THE UNITS. If a substantial number of Units are purchased pursuant to the Offer, the result will be a reduction in the number of Unit Holders. In the case of certain kinds of equity securities, a reduction in the number of security-holders might be expected to result in a reduction in the liquidity and volume of activity in the trading market for the security. In this case, however, there is a limited trading market for the Units and, therefore, the Purchaser does not believe a reduction in the number of Unit Holders will materially further restrict the Unit Holders' ability to find purchasers for their Units.

     The Units are registered under Section 12(g) of the Exchange Act, which means, among other things, that the Partnership is required to file periodic reports with the Commission and to comply with the Commission's proxy rules. The Purchaser does not expect or intend that consummation of the Offer will cause the Units to cease to be registered under Section 12(g) of the Exchange Act. Currently, there are approximately 17,000 Unit Holders. If the Units were to be held by fewer than 300 persons, the Partnership could apply to de-register the Units under the Exchange Act. Because the Units are widely held, however, the Purchaser expects that even if it purchases the maximum number of Units in the Offer, after that purchase the Units will be held of record by substantially more than 300 persons.

     The successful purchase of 2.7% of the outstanding Units by the Purchaser will cause the Purchaser to own approximately 9.3% of the outstanding Units. The Purchaser may then be a position to exert a strong influence upon the General Partner and the operation of the Partnership.

     SECTION 8. FUTURE PLANS. The Purchaser is acquiring the Units pursuant to the Offer for investment purposes only, has no current intentions to change current management or operations of the Partnership and has no current plans for any extraordinary transactions involving the Partnership.

     The Purchaser believes that current market conditions are such that a sale of the Partnership's properties would be in the best interests of the Unit Holders. Purchaser has sought, and may in the future seek, to encourage the Partnership to have the Partnership's properties sold and have the Partnership liquidated and dissolved. If the Partnership does not sell its properties in a timely manner, the Purchaser may seek the Partnership to cause a vote of Unit Holders to sell the properties, or remove the General Partner, and elect a new general partner who will sell the properties. See Section 9 ("Past Contacts and Negotiations With General Partner").

     The Purchaser and its affiliates may acquire additional Units through private purchases, one or more future tender offers or by any other means deemed advisable. Such future purchases will also be for investment purposes only and may be at prices higher or lower than the Purchase Price.

     SECTION 9.  PAST CONTACTS AND NEGOTIATIONS WITH GENERAL PARTNER.

     Purchaser initiated a request for the list of Limited Partners of the Partnership in the summer of 1998, and after executing a standstill agreement dated August 20, 1998 received the list of Limited Partners from the Partnership in a timely manner. From then to present Purchaser has had continuous discussions by telephone, letter, and memorandum with the Partnership pursuant to matters pertaining to the transfer of Units from sellers to Purchaser. Pursuant to a Confidentiality Agreement dated September 30, 1998 between Purchaser and the Partnership, Purchaser obtained appraisals of the properties owned by the Partnership dated as of June 30, 1998, which appraisals have since been superceded (See "Introduction - We encourage you to consider the following risk factors").

     Commencing in June and July 1999, Purchaser initiated and had several telephone conversations with the Partnership's General Partners, advising them that Purchaser was very dissatisfied with regard to the efforts of the General Partners to market all of the properties owned by the Partnership. Purchaser advised the General Partners it was aware of several substantial purchasers that were interested in purchasing the entire portfolio and that Purchaser had been advised that there was little or no interest evidenced by the General Partners.

     In a telephone conversation it initiated sometime in June or July of 1999, Purchaser advised the General Partners that Purchaser was so dissatisfied with the actions of the General Partners that Purchaser was contemplating forming a group of Limited Partners that would own more than 10% of the issued and outstanding Units to cause the Partnership to call a meeting of the Limited Partners for the purpose of removing the General Partners to facilitate the sale of the Partnership's properties.

     Mark Marcucci, as an officer of one of the General Partners, indicated that a substantial amount of money would be due to the General Partners if the Limited Partners removed the General Partners as provided for in the Partnership Agreement and referred to as "Removal Compensation." Purchaser, having reviewed the provisions of the Partnership Agreement, concluded that if the General Partners were removed, the General Partners would be entitled to no Removal Compensation, and telephonically discussed this matter with Mr. Marcucci. In that regard, Purchaser forwarded a memorandum on August 2, 1999 to Mr. Marcucci indicating the basis for its belief that no Removal Compensation would be due upon the removal of the General Partners, which memorandum was not responded to.

     Purchaser, on August 30, 1999, telephoned Mr. Marcucci and asked for comments on the memorandum of August 2, 1999. Mr. Marcucci indicated he had misplaced the memorandum, had not reviewed it, nor had he had his outside counsel review and he requested another copy. Purchaser sent Mr. Marcucci another copy of the memorandum, but as of this date has heard nothing from Mr. Marcucci.

     Purchaser is considering forming a group of Limited Partners that would own more than 10 percent of the issued and outstanding Units to cause the Partnership to call a meeting of Limited Partners for purpose of removing the General Partners to facilitate the sale of the Partnership's properties, which can be done by a majority vote of the Unit Holders.

     Purchaser, pursuant to four separate limited tender offers between November 1, 1998 and May 12, 1999, at a price of $12.50 per Unit, acquired a total of 480,684 Units, which is approximately 3.77% of the issued and outstanding Units of the Partnership. Purchaser commenced a fifth limited tender offer on February 11, 2000 (which terminated on April 7, 2000) pursuant to which it acquired 15,354 Units at a price of $10.00 per Unit (less certain distributions).

     Purchaser, in a letter dated July 28, 2000, requested an updated list of the Limited Partners of the Partnership ("List") and indicated a willingness to sign a "Standstill Agreement" with regard to the use of such List. Several telephone conversations with Mr. Marcucci and the Partnership attorney lead Purchaser to believe it will most likely receive an updated List; however, it will probably be received too late to use for this Offer. Purchaser also contacted the General Partner, who authorized the Partnership's appraisers to discuss the March 30, 2000 appraisal.

     Purchaser, pursuant to a separate limited tender offer which commenced on July 5, 2000, at a price of $8.00 per Unit (less certain distributions), acquired a total of 65,822 Units.

     In January 2001, Purchaser left a message on Mr. Marcucci's voice mail, advising him that Purchaser was aware of a substantial, financially credible buyer that was interested in purchasing two of the Partnership's California properties and that Purchaser had been advised that there was little or no interest evidenced by the General Partners. Also in January 2001, Purchaser acquired 2,431 Units through privately negotiated transactions at an average purchase price of approximately $6.52 per Unit.

     SECTION 10. CERTAIN INFORMATION CONCERNING THE BUSINESS OF THE PARTNERSHIP AND RELATED MATTERS.

     BUSINESS. The following information was extracted from the Partnership's 1999 10-K and the 3rd Quarter 10-Q (collectively the "Reports"), which Reports were filed with the Commission. The Purchaser did not prepare any of the information contained in such Reports and extracted in this Offer and the Purchaser makes no representation as to the accuracy or completeness of such information.

     The Partnership was organized on September 11, 1986 under the laws of Delaware. The Partnership is engaged in the business of investing in income producing apartment complexes, office buildings, shopping centers and other commercial real estate ("Properties"). According to the Partnership's original offering documents, the anticipated holding period of the Partnership's assets was 15 years (ending in 2001). The Partnership's business offices are located at 242 Trumbull Street, Hartford, Connecticut 06103-1212.

     For information concerning the properties owned by the Partnership, please refer to Schedule 2 attached hereto, which is incorporated herein by reference.

DISTRIBUTIONS. The Partnership disclosed in the Reports, that it made distributions as follows:

          Year Ended               Distributions Per
         December 31                      Unit
         -----------                      ----
             1997                        $0.72
             1998                        $0.72
             1999                        $4.17

      Nine Months Ended
      September 30, 2000                 $3.02
      ------------------

     Set forth below is a summary of certain financial information with respect to the Partnership, which has been excerpted or derived from the Partnership's 1999 10-K and 3rd Quarter 10-Q. More comprehensive financial and other information is included in such Reports and other documents filed by the Partnership with the Commission, and the following summary is qualified in its entirety by reference to such Reports and other documents and all the financial information and related notes contained therein. Such Reports and other documents may be examined and copies may be obtained from the offices of the Commission at the addresses set forth in the "Introduction." The Purchaser disclaims any responsibility for the information included in such Reports and documents, and extracted in this Offer to Purchase.

                                                 SELECTED FINANCIAL DATA
                                     (in thousands of dollars, except per unit data)

                                                                       Years Ended December 31
                                                                       -----------------------
                                                       1999           1998            1997            1996            1995
Revenue                                             $ 31,437        $ 30,689       $ 29,597        $ 29,030        $ 28,438

Operating Income before Impairment of                  7,764           7,894          6,793           5,711           5,002
Investment in Real Estate

Impairment of Investment in Real Estate                   --           9,007             --              --           4,408

Operating Income (Loss)                                7,764         (1,113)          6,793           5,711             594

Gain (Loss) on Sales of Property                       4,563               -              -               -            (23)

Cash and Cash Equivalents                             10,419          12,597         10,833           9,133           8,971

Total Assets (Historical Cost Basis)                 151,089         193,184        203,416         205,750         209,334

Total Assets (Current Value Basis)                   211,530         236,917        218,719         204,222         199,709

Rental Income                                         30,230          29,716         28,604          28,242          27,455

Interest Income                                          753             538            404             336             367

Earnings (Loss) per Weighted Average Unit                .96           (.09)            .53             .44             .04

Cash Distributions per Unit                             4.17             .72            .72             .72             .72

Net Asset Value per Unit                               16.21           18.12          16.71           15.59           15.24

                                                     Three Months Ended                          Nine Months Ended
                                                     -------------------                         -----------------
                                                        September 30                                September 30
                                                        ------------                                ------------
                                                    (in thousands, except                      (in thousands, except
                                                      per Unit amounts)                          per Unit amounts)
                                                         (unaudited)                                (unaudited)
                                                 2000                    1999                2000                1999
                                                 ----                    ----                ----                ----
Revenue                                       $  5,634                $  8,149            $ 18,342            $ 24,316

Net income                                    $  3,242                $  2,908            $ 23,434            $  6,582

Total assets                                  $135,297                $151,089            $135,297            $151,089

Earnings per Unit                             $    .25                $    .22            $   1.82            $    .51

Distributions per Unit                        $    .56                $    .18            $   3.02            $   1.24

Net Asset Value per Unit                      $  16.41                $  18.14            $  14.28            $  18.21

         The foregoing summary is qualified in its entirety by reference to such Reports and all of the financial information and related notes contained therein.

LITIGATION. In November 1996, the Partnership and its general partners, Aetna/AREA Corporation and AREA GP Corporation (the "General Partners"), were named as defendants in two purported class action lawsuits filed in the Chancery Court of Delaware in New Castle County, entitles Bobbit v. Aetna Real Estate Associates, L.P., et al and Estes v. Aetna Real Estate Associates, L.P., et al (collectively, the "Complaints"). The Complaints alleged, among other things, that management fees that had been paid to the General Partners were excessive and that a standstill agreement with a then tender offeror which had the effect of limiting the number of Partnership Units that would be the subject of any tender offer was unlawful.

         On March 15, 1999, the parties entered into a Stipulation and Agreement of Compromise, Settlement and Release (the "Settlement Agreement"), which was filed with and subject to approval by the Delaware Chancery Court. The Court approved the Settlement Agreement on May 19, 1999, and no appeal was filed within the applicable period.

         Upon the approval by the court of the Settlement Agreement, the Applicable Percentage, as defined in Section 6.6 of the Partnership Agreement, used to calculate the Investment Portfolio Fee per quarter which is paid to the General Partners, was reduced by 0.0625% (the "First Reduction"). The First Reduction was effective on June 19, 1999 (the "Final Date") and was applied retroactively to March 15, 1999, the date of the execution of the Settlement Agreement. The First Reduction will result in a 0.25% reduction of the annual Investment Portfolio Fee otherwise provided in the Partnership Agreement. Effective on the second anniversary of the Final Date, the Applicable Percentage will be reduced by an additional 0.0625% per quarter (the "Second Reduction"). The First and Second Reductions will apply cumulatively so that the annual Investment Portfolio Fee from the second anniversary of the Final Date through the termination of the Partnership will be a total of 0.50% below the annual Investment Portfolio Fee otherwise provided in the Partnership Agreement. The Investment Portfolio Fee reduction for the period from March 15, 1999 through March 31, 1999 of $27,144 was recognized in the Partnership's consolidated financial statements during the nine months ended September 30, 1999.

         As discussed above, pursuant to the terms of the Settlement Agreement, the Partnership made a special cash distribution out of Partnership cash reserves on April 14, 1999 of $2,544,909 ($0.20 per Unit) to Limited Partners and $25,706 to the General Partners.

         As part of the Settlement Agreement the plaintiff's attorneys were paid fees and out-of-pocket expenses totaling $2,195,757 during the nine months ended September 30, 1999. In addition, legal expenses on behalf of the Partnership and the General Partners amounting to $275,893 were accrued at September 30, 1999. The total legal expense of the litigation for the nine months ended September 30, 1999 aggregated $2,471,650.

SECTION 11.  CERTAIN INFORMATION CONCERNING THE PURCHASER.

         The Purchaser is a Delaware limited liability company which was organized for the purpose of acquiring the Units in the Partnership. The Manager of the Purchaser is Arlen Capital, LLC, a California limited liability company ("AC"), which is controlled by its two members, Don Augustine and Lynn T. Wells. AC is engaged in financial and business consulting, and making opportunistic investments which include making tender offers on public and private real estate limited partnerships. The Purchaser's and AC's offices are located at 1650 Hotel Circle North, Suite 200, San Diego, California 92108 telephone no. (619) 686-2002. For certain information concerning the members of AC, see Schedule 1 to this Offer to Purchase.

         On January 12, 2000 the Purchaser purchased, with its working capital, 15,304 Units for $129,252 in negotiated transactions using the telephone and U.S. mail. Payment for the Units was made by check.

         In January 2001 the Purchaser purchased, with its working capital, 2,431 Units from several sellers for an aggregate of $15,868 in negotiated transactions using the telephone and U.S. mail. Payment for the Units was made by check. The Purchaser owns 836,486 Units which is approximately 6.6% of the issued and outstanding Units.

         Except as otherwise set forth herein, (i) neither the Purchaser nor, to the best knowledge of the Purchaser, any of the persons listed on Schedule 1, or any affiliate of the Purchaser beneficially owns or has a right to acquire any Units; (ii) neither the Purchaser nor, to the best knowledge of the Purchaser, any of the persons listed on Schedule 1, or any affiliate of the Purchaser or any member, director, executive officer, or subsidiary of any of the foregoing has effected any transaction in the Units; (iii) neither the Purchaser nor, to the best knowledge of the Purchaser, any of the persons listed on Schedule 1 or any affiliate of the Purchaser has any contract, arrangement, understanding, or relationship with any other person with respect to any securities of the Partnership, including but not limited to, contracts, arrangements, understandings, or relationships concerning the transfer or voting thereof, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, or the giving or withholding of proxies, consents, or authorizations; (iv) there have been no transactions or business relationships which would be required to be disclosed under the rules and regulations of the SEC between any of the Purchasers, or, to the best knowledge of the Purchaser, any of the persons listed on Schedule 1 or any affiliate of the Purchaser, on the one hand, and the Partnership or affiliates, on the other hand; and (v) there have been no contracts, negotiations, or transactions between the Purchaser or to the best knowledge of the Purchaser, any of the persons listed on Schedule 1 or any affiliate of the Purchaser, on the one hand, and the Partnership or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer (other than as described in Section 8 of this Offer) or other acquisition of securities, an election or removal of the General Partner, or a sale or other transfer of a material amount of assets.

         SECTION 12. SOURCE OF FUNDS. The Purchaser expects that approximately $2,210,000 (exclusive of fees and expenses) will be required to purchase 340,000 Units (approximately 2.7% of the 12,724,547 Units outstanding), if tendered. The Purchaser is not a public company.

Credit Suisse First Boston Mortgage Capital, LLC, a Delaware limited liability company ("CS") has made an oral commitment to loan the Purchaser up to $2,210,000 to purchase the Units pursuant to a promissory note (the "Note"), which will be due and payable on April 30, 2002. Interest on the Note is payable at the rate of 10% per annum (the "Loan Rate"), payable monthly out of Net Revenues (as defined in the Note); provided, however, that if Net Revenues are not sufficient to pay the Loan Rate ("Monthly Shortfall"), such Monthly Shortfall shall be aggregated with any Monthly Shortfall from prior months, and such Monthly Shortfall bear interest at the Loan Rate, compounded monthly. In addition, Purchaser will be required to pay to CS monthly after the Loan Rate, Monthly Shortfall and interest thereon have been paid (a) any Net Revenues remaining, which will reduce the principal sum of the Note and (b) as additional interest, the Applicable Percentage (as hereafter defined) of the Net Revenues remaining after payment of the monthly interest and reduction of principal. Applicable Percentage means 75%, until the internal rate of return (i.e., the rate per annum at which all payments due CS through the determination date must be discounted to cause the present value of such payments as of the date of the Note to equal the amount of monies advanced to Purchaser under the Note or from any source by CS or its affiliates) equals 25%; and thereafter 50%. The Note will be secured by a Pledge and Security Agreement and will be guaranteed by Arlen. The Note will be repaid from the proceeds of any distributions made by the Partnership and from the sale or other disposition of the Units by Purchaser.

         There are no material conditions to the financing and Purchaser has no alternative financing plans.

         SECTION 13. CERTAIN CONDITIONS OF THE OFFER. Notwithstanding any other provisions of the Offer, the Purchaser will not be required to accept for payment or, subject to any applicable rules or regulations of the Commission, including Rule 14e-1(c) under the Exchange Act (relating to the Purchaser's obligation to pay for or return tendered Units promptly after the expiration or termination of the Offer), to pay for any Units tendered, and may postpone the acceptance for payment or, subject to the restriction referred to above, payment for any Units tendered, and may amend or terminate the Offer if (i) the Purchaser shall not have confirmed to its reasonable satisfaction that, upon purchase of the Units pursuant to the Offer, the Purchaser will have full rights to ownership as to all such Units and that the Purchaser will become a registered owner on the books and records of the Partnership, (ii) the Purchaser shall not have confirmed to its reasonable satisfaction that, upon the purchase of the Units pursuant to the Offer, the Transfer Restrictions will have been satisfied, or (iii) all authorizations, consents, orders or approvals of, or declarations or filings with, or expirations of waiting periods imposed by, any court, administrative agency or commission or other governmental authority or instrumentality, domestic or foreign, necessary for the consummation of the purchase contemplated by the Offer shall not have been filed, occurred or been obtained. Furthermore, notwithstanding any other term of the Offer, the Purchaser will not be required to accept for payment or pay for any Units not theretofore accepted for payment or paid for and may terminate or amend the Offer as to such Units if, at any time on or after the date of the Offer and before the Expiration Date any of the following conditions exist:

         (a) the acceptance by the Purchaser of Units tendered and not withdrawn pursuant to the Offer or the transfer of such Units to the Purchaser violates restrictions in the Partnership Agreement which prohibit any transfer of Units which would cause a termination of the Partnership or would cause the Partnership to be taxed as a "publicly traded partnership" under the Internal Revenue Code;

         (b) there shall have been threatened, instituted or pending any action or proceeding before any court or governmental agency or other regulatory or administrative agency or commission or by any other person, challenging the acquisition of any Units pursuant to the Offer or otherwise directly or indirectly relating to the Offer, or otherwise, in the reasonable judgment of the Purchaser, adversely affecting the Purchaser or the Partnership;

         (c) any statute, rule or regulation shall have been proposed, enacted, promulgated or deemed applicable to the Offer, or any action or order shall have been proposed, entered into or taken, by any government, governmental agency, or other regulatory or administrative agency or authority, which, in the reasonable judgment of the Purchaser, might (i) result in a delay in the ability of the Purchaser or render the Purchaser unable, to purchase or pay for some or all of the tendered Units, (ii) make such purchase or payment illegal, or (iii) otherwise adversely affect the Purchaser or the Partnership;

         (d) any change shall have occurred or be threatened in the business, financial condition, results of operations, tax status or prospects of the Partnership which, in reasonable the judgment of the Purchaser, is or may be adverse to the Partnership, or the Purchaser shall have become aware of any facts which, in the reasonable judgment of the Purchaser, have or may have adverse significance with respect to the value of the Units;

         (e) there shall have occurred (i) any general suspension of, or limitation on prices for or trading in, securities in the over-the-counter market or on the New York Stock Exchange, Inc., (ii) a declaration of a banking moratorium or any suspension of payment in respect of banks in the United States or any limitation by federal or state authorities on the extension of credit by lending institutions or (iii) the commencement of a war, armed hostilities or other international or national calamity directly or indirectly involving the United States; or, in the case of any of the foregoing existing at the time of the commencement of the Offer, a material acceleration or worsening thereof;

         (f) a tender or exchange offer for some or all of the Units is made, or publicly proposed to be made or amended, by another person;

         (g) the Partnership shall have (i) issued, or authorized or proposed the issuance of, any partnership interests of any class, or any securities convertible into, or rights, warrants or options to acquire, any such interests or other convertible securities, (ii) issued or authorized or proposed the issuance of any other securities, in respect of, in lieu of, or in substitution for, all or any of the presently outstanding Units, (iii) declared or paid any distribution, other than in cash, on any of its partnership interests, (iv) authorized, proposed or announced its intention to propose any merger, consolidation or business combination transaction, acquisition of assets, disposition of assets or material change in its capitalization, or any comparable event not in the ordinary course of business, or (v) proposed or effected any amendment to the Partnership's Agreement of Limited Partnership;

         (h) the failure to occur of any necessary approval or authorization by any Federal or state authorities necessary to consummation of the Purchaser of all or any part of the Units to be acquired hereby, which in the reasonable judgment of the Purchaser in any such case, and regardless of the circumstances (including any action of the Purchaser) giving rise thereto, makes it inadvisable to proceed with such purchase or payment; or

         (i) the Purchaser or any of its affiliates and the Partnership shall have agreed that the Purchaser shall amend or terminate the Offer or postpone the payment for the Units pursuant thereto.

         The foregoing conditions are for the sole benefit of the Purchaser and its affiliates and may be asserted by the Purchaser regardless of the circumstances (including, without limitation, any action or inaction by the Purchaser or any of its affiliates) giving rise to such condition, or may be waived by the Purchaser, in whole or in part, from time to time in its sole discretion. The failure by the Purchaser at any time to exercise the foregoing rights will not be deemed a waiver of such rights, which rights will be deemed to be ongoing and may be asserted at any time and from time to time. Any determination by the Purchaser concerning the events described in this Section 13 will be final and binding upon all parties.

         SECTION 14.  CERTAIN LEGAL MATTERS AND REQUIRED REGULATORY APPROVALS.

         GENERAL. Except as set forth in this Offer to Purchase, based on its review of publicly available filings by the Partnership with the Commission and other publicly available information regarding the Partnership, the Purchaser is not aware of any licenses or regulatory permits that would be material to the business of the Partnership, taken as a whole, and that might be adversely affected by the Purchaser's acquisition of Units as contemplated herein, or any filings, approvals or other actions by or with any domestic, foreign or governmental authority or administrative or regulatory agency that would be required prior to the acquisition of Units by the Purchaser pursuant to the Offer as contemplated herein. Should any such approval or other action be required, there can be no assurance that any such additional approval or action, if needed, would be obtained without substantial conditions or that adverse consequences might not result to the Partnership's business, or that certain parts of the Partnership's or the Purchaser's business might not have to be disposed of or held separate or other substantial conditions complied with in order to obtain such approval. The Purchaser's obligation to purchase and pay for Units is subject to certain conditions. See "Offer to Purchase --Section 13. Certain Conditions of the Offer."

         ANTITRUST. Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), and the rules and regulations that have been promulgated thereunder by the Federal Trade Commission (the "FTC"), certain acquisition transactions may not be consummated until certain information and documentary material has been furnished for review by the Antitrust Division of the Department of Justice (the "Antitrust Division") and the FTC and certain waiting period requirements have been satisfied. The Purchaser does not currently believe any filing is required under the HSR Act with respect to its acquisition of Units contemplated by the offer.

         Based upon an examination of publicly available information relating to the business in which the Partnership is engaged, the Purchaser believes that the acquisition of Units pursuant to the Offer would not violate the antitrust laws. Nevertheless, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or, if such challenge is made, what the result will be.

         STATE TAKEOVER LAWS. The Purchaser has not attempted to comply with any state takeover statutes in connection with the Offer. The Purchaser reserves the right to challenge the validity or applicability of any state law allegedly applicable to the Offer and nothing in the Offer, nor any action taken in connection herewith, is intended as a waiver of that right. In the event that any state takeover statute is found applicable to the Offer, the Purchaser might be unable to accept for payment or purchase Units tendered pursuant to the Offer or be delayed in continuing or consummating the Offer. In such case, the Purchaser may not be obligated to accept for purchase, or pay for, any Units tendered.

         SECTION 15. FEES AND EXPENSES. The Purchaser will pay all expenses of the Offer, including the fees and expenses of Arlen Capital, LLC, the Depositary. The Purchaser will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of Units pursuant to the Offer. Brokers, dealers, commercial banks and trust companies and other nominees, if any, will, upon request and prior approval of the Purchaser, be reimbursed by the Purchaser for reasonable and customary clerical and mailing expenses incurred by them in forwarding materials to their customers.

         SECTION 16. MISCELLANEOUS. THE OFFER IS NOT BEING MADE TO (NOR WILL TENDERS BE ACCEPTED FROM OR ON BEHALF OF) UNIT HOLDERS IN ANY JURISDICTION IN WHICH THE MAKING OF THE OFFER OR THE ACCEPTANCE THEREOF WOULD NOT BE IN COMPLIANCE WITH THE LAWS OF SUCH JURISDICTION. THE PURCHASER IS NOT AWARE OF ANY JURISDICTION WITHIN THE UNITED STATES IN WHICH THE MAKING OF THE OFFER OR THE ACCEPTANCE THEREOF WOULD BE ILLEGAL.

         In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Purchaser will engage one or more registered brokers or dealers that are licensed under the laws of such jurisdiction to make the Offer. The Purchaser has filed with the Commission the Schedule to, together with exhibits, pursuant to Rule 14d-3 of the General Rules and Regulations under the Exchange Act, furnishing certain information with respect to the Offer, and may file amendments thereto. Such Schedule to and any amendments thereto, including exhibits, may be examined and copies may be obtained from the Commission as set forth above in "Introduction."

         No person has been authorized to give any information or to make any representation on behalf of the Purchaser not contained in this Offer to Purchase or in the Agreement of Sale and, if given or made, any such information or representation must not be relied upon as having been authorized. Neither the delivery of the Offer to Purchase nor any purchase pursuant to the Offer shall, under any circumstances, create any implication that there has been no change in the affairs of the Purchaser or the Partnership since the date as of which information is furnished or the date of this Offer to Purchase.

                               Oak Investors, LLC

                                                            February 12, 2001

                                   SCHEDULE 1

                       INFORMATION REGARDING THE MANAGERS
                              OF ARLEN CAPITAL, LLC

         Set forth in the table below are the names of the members of Arlen Capital, LLC and their present principal occupations and five (5) year employment histories. Each individual is a citizen of the United States and the business address of each person is 1650 Hotel Circle North, Suite 200, San Diego, California 92108, telephone no. (619) 686-2002.

Name Present Principal Occupation or Employment and Five-Year Employment History

Don Augustine         Member and Manager of Arlen Capital LLC.  President of
                      Arlen Capital, Inc., a California corporation, its predecessor entity since 1989.

Lynn T. Wells         Member and Manager of Arlen Capital LLC.  Vice President
                      of Arlen Capital, Inc., a California corporation, its predecessor entity since 1989.

         Arlen Capital, LLC and its predecessor entity, Arlen Capital, Inc. ("AC"), have been providing business and financial consulting services since 1989. AC principals have an extensive background in the capital markets, real estate securities, and real estate markets. Commencing in 1996, AC and its affiliates have been in the business of making opportunistic investments, which include a number of tender offers on public and private real estate limited partnerships.










                                           S-1-1

                                SCHEDULE 2

                    PROPERTIES OWNED BY THE PARTNERSHIP

The following information on the Properties owned by the Partnership was extracted from the Partnership's 1999 10-K and the 3rd Quarter 10-Q. The Purchaser did not prepare any of the information contained in such reports and extracted below and the Purchaser makes no representations as to the accuracy or completeness of such information.

As of December 31, 1999, the Partnership held nine investments in the Properties listed below. The information for each property is as of December 31, 1999.

                                                    (in thousands)
                                                      Historical
Property                                               Cost (1)
--------                                             -------------
Lincoln Square Apartments                                13,794(2)
Summit Village                                           38,081
Village Square                                            8,211
Marina Bay Industrial Park                               11,310
Town Center Business Park                                45,839
Oakland Pointe Shopping Center                           10,422
Windmont Apartments                                       8,247(2)
Powell Street Plaza                                      32,085
Westgate Distribution Center                             14,148
                                                       ---------

         Total                                        $ 182,137
                                                       =========

(1) Historical cost is before accumulated depreciation and may not equal cash invested because of certain adjustments based on the application of generally accepted accounting principles. For historical cost purposes, properties are recorded at the lower of cost, net of impairment write- downs, or estimated fair value.

(2) Subsequent to December 31, 1999 Lincoln Square Apartments and Windmont Apartments were sold.

The Partnership determines the current value of each of its Investments in Properties quarterly based on independent appraisals of the underlying real estate using generally accepted valuation techniques. These appraisals are used to determine Net Asset Value per Unit on a quarterly basis and to prepare the Partnership's current value financial statements.



                                    S-2-1

Each appraisal is based on numerous assumptions, limiting conditions and valuation techniques utilized by the independent appraisers retained by the Partnership. Two of the many assumptions utilized by the appraisers are the terminal capitalization rate and the discount rate. The terminal capitalization rate is used to estimate the reversionary proceeds to be received from the assumed sale of an investment at the end of a typical holding period. The discount rate is used to determine the net present value of the estimated annual cash flows of an investment, including the residual proceeds, over the holding period. Terminal capitalization rates utilized in the appraisals of the Investments in Properties at December 31, 1999 ranged from 8.5% to 10.75%. Discount rates utilized in the appraisals of the Investments in Properties at December 31, 1999 ranged from 10.50% to 12.75%.

CURRENT PROPERTIES

A brief description of all Investments in Properties is set forth below. Neither the Partnership, if it owns a Property directly, nor any joint venture or partnership in which the Partnership has invested, have incurred any debt to acquire or maintain any of the Properties.

LINCOLN SQUARE APARTMENTS

The Partnership previously owned Lincoln Square Apartments, a 240-unit apartment project on a 12.7-acre site located in Arlington Heights, Illinois. As of December 31, 1999, the project was 98% leased and 95% occupied.

On February 22, 2000, Lincoln Square Apartments was sold to an unaffiliated party. The gross sales price of $18,050,000 was $1,050,000 greater than the property's appraised value. After closing costs and adjustments aggregating approximately $240,000 and $720,000, respectively, net cash proceeds to the Partnership were approximately $17,090,000. Gain on the sale included on these condensed consolidated financial statements is approximately $9,273,000 for the nine months ended September 30, 2000.

SUMMIT VILLAGE

The Partnership owns Summit Village, a 366-unit apartment complex built in two phases on a 6.2-acre site in the Rosslyn area of Arlington County, Virginia. Historical leasing and occupancy information with respect to Summit Village for the five most recent years is as follows:

                                         Leased      Occupied
                                         ------      --------

                                    S-2-2



                      12/31/95             99%          99%
                      12/31/96             98%          98%
                      12/31/97             99%          99%
                      12/31/98             99%          99%
                      12/31/99            100%          99%

The current leases generally have terms of seven or twelve months at monthly rental rates ranging from $1,139 to $1,596 per unit.

The Arlingon County market includes approximately 13 Class A apartment communities with almost 5,000 units. Two new competitive high-rise apartment buildings have recently been added: Meridian at Ballstorn Apartments with 435 units completed lease-up and Arlington Courthouse Place formerly known as Courthouse Hill Apartments with 564 units has also completed lease-up during 1999, each with minimal impact on Summit Village rents and occupancy.

MARINA BAY INDUSTRIAL PARK

The Partnership owns a controlling general partnership interest in a limited partnership that owns the Marina Bay Industrial Park, a 165,780 square foot industrial park located in Richmond, California on an 8.6-acre site. The Marina Bay Industrial Park is a four-building complex that includes a rehabilitated industrial distribution building (approximately 103,680 square feet) and three newer research/development/light industrial buildings (approximately 62,100 square feet). As of December 31, 1999, the complex was 100% leased and occupied.

VILLAGE SQUARE

The Partnership previously owned Village Square in Hazelwood, Missouri, a former community shopping center that was converted to primarily back office use during 1998. It contains approximately 207,304 square feet of net rentable area on approximately 20 acres of land. As of December 31, 1999, the property was 90% leased and occupied.

On November 1, 2000 Village Square was sold to an unaffiliated party for a gross sales price of $11,500,000. After closing costs and adjustments, net cash proceeds to the Partnership were approximately $11,033,000. Gain on sale of approximately $3,548,000 will be recognized in the consolidated financial statements for the period ended December 31, 2000.

TOWN CENTER BUSINESS PARK

The Partnership owns a controlling interest in a general partnership which owns and operates Town Center Business Park, totaling approximately 457,500 square feet of net rentable area on approximately 28 acres in Santa Fe Springs, California. Town Center Business Park was developed in two phases. Phase I consists of

                                    S-2-3
a three-story office building and six industrial buildings totaling approximately 323,100 rentable square feet. Phase II consists of a two-story office/service building and two industrial buildings containing approximately 134,400 square feet.

During 2000, twenty-four leases covering 27% of the space in Town Center Business Park are scheduled to expire. One tenant totaling 4,781 square feet has already renewed. Six tenants occupying 22,139 square feet are vacating at the end of their lease term and lease negotiations are underway with potential tenants. Renewal negotiations have begun with four tenants totaling 36,683 square feet. The remaining 13 tenants, comprising 13% of the space, expire in the latter part of the year, and these tenants will be contacted in the first and second quarters to commence renewal discussions. Also, the Partnership completed an office and an industrial lease for one new tenant in early 2000 for one percent of space in Town Center Business Park.

Town Center Business Park has no single tenant which occupies 10% or more of the rentable square footage. During 2001 and 2002, eight and fourteen leases, respectively, are scheduled to expire, each covering 16% of the space in Town Center Business Park.

Historical leasing and occupancy information with respect to Town Center Business Park for the five most recent years is as follows:

                               Leased         Occupied
                               ------         --------
               12/31/95         84%              72%
               12/31/96         85%              83%
               12/31/97         93%              92%
               12/31/98         93%              89%
               12/31/99         97%              93%

Average annualized rental rates for December 1999 were $11.55 per square foot as compared to $11.16 and $11.12 per square foot for December 1998 and 1997, respectively.

OAKLAND POINTE SHOPPING CENTER

The Partnership owns a portion of the Oakland Pointe Shopping Center, a shopping center containing approximately 434,150 square feet located on 49.8 acres in Pontiac, Michigan. The portion owned by the Partnership (the "Oakland Project") contains approximately 213,350 square feet of rentable area on approximately
32.1 acres. As of December 31, 1999, the Oakland Project was approximately 87% leased and 78% occupied.

On August 18, 2000, Oakland Pointe Shopping Center was sold to an unaffiliated party. The gross sales price of $12,000,000 was $100,000 greater than the property's appraised value. Net cash proceeds to the

                                    S-2-4

Partnership were approximately $11,833,000 including adjustments of approximately $104,000 and after closing costs of approximately $271,000. Gain on the sale included in these condensed consolidated financial statements is approximately $1,398,000 for the three and nine months ended September 30, 2000. The gain was reduced approximately $318,000 for the accrued rent receivable that had been recorded to recognize the building's rental income on a straight-line basis.

WINDMONT APARTMENTS

On January 19, 2000 Windmont Apartments were sold to an unaffiliated party. The gross sales price of $10,310,000 was $310,000 greater than the property's appraised value. After closing costs and adjustments aggregating approximately $21,000 and $97,000, respectively, net cash proceeds to the Partnership were approximately $10,002,000. Gain on the sale included in these condensed consolidated financial statements is approximately $4,322,000 for the nine months ended September 30, 2000.

POWELL STREET PLAZA

The Partnership owns Powell Street Plaza, a shopping center with approximately 169,551 square feet of rentable space, located on approximately 12.9 acres in Emeryville, California.

Certain governmental agencies in California, led by the Alameda County Health Care Services Agency (the "Agency"), delivered a letter (the "Request Letter") to the Partnership on June 4, 1993 requiring that it remediate certain soil and ground water contamination by petroleum hydrocarbons existing on the Powell Street property. The contamination is the result of a use of the property prior to its acquisition by the Partnership in 1990. Pursuant to the agreement under which the Partnership acquired Powell Street Plaza, the Partnership has made a demand on the former owner from which it acquired the property (the "Former Owner") to remediate the contamination. The Former Owner has agreed to respond to the governmental agencies. The Former Owner prepared a site characterization and submitted a remediation plan to the Alameda County Healthcare Services Agency, which have been approved. On October 15, 1997 the Agency determined the site was low risk and agreed to close the case pending an approved Long-term Site Management Plan. The Partnership is monitoring the process and anticipates that all costs of complying with the Request Letter will be borne by the Former Owner. The Partnership has hired its own consultant to prepare a Long-Term Site Management Plan.

During 2000, two leases are scheduled to expire covering 2% of the space, and during 2001 one lease is scheduled to expire totaling 4% of the space. Four leases expire in 2002 covering 5% of the space in Powell Street Plaza. Powell Street Plaza has two tenants with leases covering 10% or more of the rentable square footage of the property. The first lease, for 27,275 square feet, expires in 2009 and provided annual base rent of $337,563 (11% of total rent) in 1999. The lease contains two consecutive five-year options to renew. The second lease, for 25,025 square feet, expires in 2009 and provided annual base rent of $353,999 (12% of total rent) in 1999. The lease contains four consecutive five-year options to renew.

Historical leasing and occupancy information with respect to Powell Street Plaza for the five most recent years is as follows:

                                    S-2-5

                               Leased           Occupied
                               ------           --------
               12/31/95         100%              100%
               12/31/96          91%               91%
               12/31/97          98%               95%
               12/31/98         100%              100%
               12/31/99         100%              100%

Average annualized base rental rates for December 1999 were $18.45 per square foot as compared to $17.27 and $17.26 per square foot for December 1998 and 1997, respectively.

In spring 2000, a 250,000 square foot Ikea furniture and home furnishing store is scheduled to open approximately one-half mile south of Powell Street. In addition, Madison Marquette Inc. is developing a 340,000 square foot commercial development, including a 60,000 to 80,000 square foot multiplex theater, 230 to 300 residential units and a 150 to 200 room hotel that is anticipated to be open in two to three years. The retail component of this development is expected to be specialty retail and entertainment that should not compete directly with Powell Street. However, The Gap Inc. may execute a lease to place the whole line of Gap stores in the project, including Old Navy, which leases approximately 14,845 square feet at Powell Street. Discussions with The Gap Inc. indicate that they currently plan to keep both stores open, provided they are able to generate sufficient sales.

WESTGATE DISTRIBUTION CENTER

The Partnership owns Westgate Distribution Center, which consists of three warehouse/distribution buildings totaling approximately 324,200 rentable square feet on 15.6 acres in Corona, California. As of December 31, 1999, the buildings were 100% leased and occupied.

Subsequent to December 31, 1999 the Partnership entered into an agreement with an unaffiliated third party to sell one of the three buildings, approximately 98,000 square feet, and a parcel of land, approximately 5.1 acres.

On May 4, 2000, 344 Bonnie Circle, one of three buildings at Westgate Distribution Center was sold to an unaffiliated party. The gross sales price of $5,050,000 was $750,000 greater than the property's appraised value. After closing costs and adjustments aggregating approximately $117,000 and $30,000 respectively, net cash proceeds to the Partnership were approximately $4,903,000. Gain on the sale included in these condensed consolidated financial statements is approximately $1,990,000 for the nine months ended September 30, 2000. The gain was reduced approximately $332,000 for the accrued rent receivable that had been recorded to recognize the building's rental income on a straight-line basis.





                                    S-2-6